Rentokil Initial

FILE NO: 82-3806

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

2 September 2004

Office of International Corporate Fir[redacted]
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04036743

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

SUPPL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Interim results for the six months ended 30 June 2004.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. 6.1 Directors interest in shares.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 9/8

PROCESSED
SEP 08 2004
THOMSON
FINANCIAL

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	16:54 01-Sep-04
Number	5152C

RNS Number:5152C
Rentokil Initial PLC
01 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Rentokil Initial plc

2. Name of director
Roger Christopher Payne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
GRANT OF OPTIONS

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
N/A

13. Date of transaction
31 August 2004

14. Date company informed
N/A

15. Total holding following this notification
N/A

16. Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
31 August 2004

18. Period during which or date on which exercisable
31 August 2007 to 30 August 2014 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option
NIL

20. Description of shares or debentures involved: class, number
347,201 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
152 pence

22. Total number of shares or debentures over which options held following this notification
2,557,064

23. Any additional information
No

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332
25. Name and signature of authorised company official responsible for making this notification
Paul Griffiths, Administration Director 01342 830332
Date of Notification
1 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Rentokil Initial plc

2. Name of director
Edward Forrest Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
GRANT OF OPTIONS

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
N/A

13. Date of transaction
31 August 2004

14. Date company informed
N/A

15. Total holding following this notification
N/A

16. Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
31 August 2004

18. Period during which or date on which exercisable
31 August 2007 to 30 August 2014 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option
NIL

20. Description of shares or debentures involved: class, number
215,027 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
152 pence

22. Total number of shares or debentures over which options held following this notification
1,992,328

23. Any additional information

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332
25. Name and signature of authorised company official responsible for making this notification
Paul Griffiths, Administration Director 01342 830332
Date of Notification
1 September 2004

END

Close

News Release

Rentokil Initial

26th August 2004

RENTOKIL INITIAL PLC

Chairman's Review

- Current problems are operational, not structural.
- No plans for major break-up or major disposals.
- Dividend reaffirmed at 6.71p, an increase of 10.0% over 2003. Further 10% growth in dividend in 2005.
- Authority for share buy-back retained, although there is no immediate intention to use this.
- Five key areas where focus and investment will transform performance:

  1 Changing culture through devolvement of responsibility and increased openness

  2 Effectively rewarding and motivating over 90,000 employees

  3 Making acquisitions happen

  4 Accelerating IT development

  5 Better commercial exploitation of inventions and developments

- Headhunters are well into the process of finding an experienced, high calibre Chief Executive

Interim Results for the Half Year to 30th June 2004

• Turnover	from continuing operations increased by 0.6% to £1,200.5m and by 2.4% at constant 2003 average exchange rates
• Profit Before Tax	declined by 10.0% to £180.4m and by 9.1% at constant 2003 average exchange rates
• Operating Cash Flow	up 1.4% to £119.7m, representing 89% of after-tax profit
• Earnings Per Share	declined by 7.5% to 7.26p
• Interim Dividend Per Share	up 10.3% to 1.93p

Prospects for 2004

• Full Year Dividend	reaffirmed at 6.71p, an increase of 10.0% over 2003.
• Full Year Profit Before Tax	reaffirmed as should not be less than £350m at constant 2003 average exchange rates.

Invigorating Rentokil: The Chairman's Review

14-Week Review

Talking with and listening to major internal and external stakeholders. Externally, the overwhelming common theme was a concern at the operational issues facing the group – not the make up of the group. Internally the common theme that emerged was one of frustration at slow processes.

Overall, however, Rentokil has excellent businesses with able and talented people. Employees are enthusiastic and dedicated, keen to do well for themselves, for the company and for the customers.

No immediate plans for major break-up or major disposals.

Rentokil does not suffer from the problem of a good core business being held back by under performing peripheral businesses. The key to Rentokil is not in divestment potential it is in getting the operational businesses working more efficiently and effectively.

Parcels and Conferencing, the businesses that have been subject to most speculation are highly profitable and relatively trouble-free. Indeed, the Group expect to invest around £10 million on the conferencing business should we win an anticipated new contract.

Five key areas where focus and investment will transform performance.

1. **Changing culture through devolvement of responsibility and increased openness;**

   The Group has been slow to react to changing market needs. New initiatives will devolve responsibility and authority to the appropriate levels within the business, encouraging managers to be more nimble.

   There is a determination to adopt a more transparent approach externally. This will be reflected in a resolve to open up lines of communication internally, and promote greater openness in debate within and between the businesses.

2. **Effectively rewarding and motivating over 90,000 employees;**

   Despite employing over 90,000 people around the world Rentokil has never had a central HR function. Jeanette Cowley has joined, from Marsh, the world's leading risk consultancy, as the Group's first HR Director. Among other things she will be responsible for ensuring that sales teams have the necessary tools, support and incentives to win in an increasingly competitive market.

3. **Making acquisitions happen;**

   Acquisitions will now be on the agenda of every management meeting. A senior M&A specialist will be appointed as Group Acquisitions Director, to sit immediately below main board level. The Acquisitions Department will be strengthened so that there is constant liaison with the operating management at all levels in order to focus on acquisition opportunities. The main thrust will be Hygiene and Security focused on the UK, Europe and North America.

4. **Accelerating IT development;**

   Development of new IT systems will be accelerated, including: increased use of hand held technology in order to improve speed of service response and communication with customers; upgraded internet platforms to make it easier and more flexible for our

customers to order products and services on line; and finally the encouragement of best practice across the group in areas such as service delivery.

5. **Better commercial exploitation of inventions and developments;**

Rentokil is good at inventions, but it is not so good at exploiting them or getting them to market.

New marketing executives will help exploit these opportunities.

Chief Executive update

Headhunters have been appointed and are well into the process of finding an experienced, high calibre Chief Executive. When that appointment is made Brian McGowan will revert to non-executive Chairman. In the interim period McGowan will continue as Executive Chairman and work alongside the management team to ensure that positive action and the initiatives outlined above are effectively carried out.

Brian McGowan, Executive Chairman said,

"As I anticipated when I spoke at the AGM, this is another very disappointing set of results. I have spent the past fourteen weeks listening to major internal and external stakeholders, and deciding on the actions that need to be taken to invigorate Rentokil.

"Rentokil does not suffer from the problem of a good core business being held back by under performing peripheral businesses. The key to future growth is not divestment potential – it is in getting the businesses working more effectively and more efficiently. This is what I have already started to do."

Turnover from continuing operations increased by 0.6% to £1,200.5m and by 2.4% at constant 2003 average exchange rates. Total turnover (including franchisees and share of associates of £57.1m) declined by 0.8% to £1,213.6m.

Operating profit from continuing operations declined by 10.6% to £201.1m and by 9.9% at constant 2003 average exchange rates.

Profit before tax declined by 10.0% to £180.4m and by 9.1% at constant 2003 average exchange rates.

Earnings per share declined by 7.5% to 7.26p.

Operating cash flow (before management of liquid resources, financing, dividends, acquisitions, disposals and adjusted for capital expenditure financed by leases) was excellent, the £119.7m representing 89% conversion of after-tax profit and an increase of 1.4% over 2003.

Dividends and share buy-backs The Board has declared an interim dividend of 1.93 pence per share, an increase of 10.3% over 2003. The Board reaffirms its intention, announced at the annual general meeting on 27 May 2004, to recommend a total dividend of 6.71 pence per share for the year to 31 December 2004, representing an increase of 10.0% over 2003.

The Board also announces that, in the absence of unforeseen circumstances, it intends to recommend an increase in the dividend for 2005 of a further 10% to 7.38p per share. Thereafter, dividend increases will be broadly linked to earnings per share growth over the medium term.

Whilst the group retains authority to make market purchases of its own shares, in the light of a greater future focus upon acquisitions, it is not the intention to use it at present.

Segmental Commentary – Continuing Operations
(at constant 2003 average exchange rates)

Hygiene

Total Hygiene turnover grew by 1.5% to £494.3m with operating profit down by 11.6% to £127.9m.

Hygiene Services turnover was up by 1.5% at £381.9m and down 14.1% in operating profit at £88.5m.

- Within the total turnover of £381.9m washroom declined by 0.7% to £152.6m, garments increased by 6.3% to £126.0m, floorcare increased by 5.9% to £21.4m, linen held steady at £54.5m, whilst other hygiene decreased by 7.1% to £27.4m.

- In the UK, where significant restructuring continues, including further senior management changes, turnover fell by 4.7% to £87.5m and operating profit by 39.6% to £17.3m. Of particular concern within the textiles operation are the results of the linen business and external consultants have recently been appointed to review the options for this part of the business.

- Continental Europe was up 4.1% in turnover at £249.6m and down by 2.3% in operating profit at £55.6m with strong growth in France, Spain and Portugal and good

growth in Belgium and Ireland. Germany continued to regress in turnover (-1.8%) and operating profit (-23.7%) due to general economic pressures, increased investment and continuing difficulties in the hospital linen sub sector where a new managing director is reviewing the future options in respect thereof.

- In the small North American business turnover fell by 1.7% to £3.0m with a larger reduction in operating profit to £0.7m.

- Asia Pacific and Africa turnover increased by 0.5% to £41.8m whilst operating profit fell by 9.3% to £14.9m. Strong turnover growth in Malaysia complemented good performances from our joint ventures in Japan and South Korea. Of our larger businesses both Australia and South Africa showed flat turnover with operating profits regressing by 8.1% and 3.6% respectively.

Pest Control turnover increased by 1.5% to £112.4m whilst operating profit fell by 5.5% to £39.4m.

- Accentuated by a continuing softness in the highly profitable job sector, the UK's turnover growth was held back to 0.6% at £34.5m with operating profit regressing by 6.3% to £16.1m.

- Turnover in Continental Europe increased by 0.6% to £52.4m with operating profit falling by 5.0% to £17.0m. Turnover growth was excellent in Italy and good in Belgium and Portugal, whilst Switzerland and Scandinavia disappointed. Although not to the same extent as Hygiene, Germany also regressed in turnover and operating profit by 1.9% and 5.0% respectively.

- North America turnover increased by 4.2% to £8.1m with a strong performance in Canada, although overall operating profit fell by 1.3% to £1.4m.

- Asia Pacific and Africa grew turnover by 5.3% to £17.4m with strong performances in Australia and New Zealand although operating profit fell by 4.9% to £4.9m.

Security

Security turnover grew by 2.3% to £290.6m with operating profit down by 1.8% to £27.0m.

- Within the total, electronic turnover grew by 6.0% to £122.2m, with operating profit, down 1.2%, at £20.8m. Manned guarding turnover was flat at £168.4m, with operating profit declining by 3.8% to £6.2m.

- UK turnover reduced by 3.5% to £128.7m a flat performance in electronic being offset by a 7.3% reduction in manned guarding. Operating profit declined by 6.8% to £17.0m, a small reduction in electronic being compounded by a significantly higher reduction in manned guarding.

- Turnover in Continental Europe increased by 7.2% to £70.3m and operating profit by 8.4% to £6.5m with an excellent performance in Belgium, good growth in France and a sound performance in the Netherlands.

- In North America turnover grew by 7.7% to £91.6m and operating profit by 7.8% to £3.5m with an excellent result in Canada and strong growth in USA, each assisted by bolt-on acquisitions.

Facilities Management

Total Facilities Management turnover grew by 1.7% to £327.5m with operating profit declining by 12.7% to £34.9m.

Facilities Management Services increased turnover by 2.5% to £231.6m with operating profit down by 6.8% to £17.9m.

- In the UK turnover grew by 2.2% to £193.6m with operating profit regressing by 7.2% to £16.0m as a consequence of margin erosion on re-tenders and new business wins.

- In Continental Europe turnover grew by 7.0% to £25.2m with operating profit declining to £1.3m, due, in particular, to intense margin pressure in Spain.

- North America and Asia Pacific Africa each showed broadly flat turnover at £10.9m and £1.9m respectively.

Tropical Plants turnover, at £52.2m, was 3.5% lower whilst operating profit fell by 38.0% to £4.9m due to the combined effects of pricing pressure and maintained investment.

- UK turnover increased by 0.9% to £6.3m with operating profit declining by 42.8% to £1.2m.

- Turnover in Continental Europe fell by 6.6% to £13.9m, only Netherlands showing marginal growth assisted by an acquisition. Operating profit fell by 7.4% to £2.0m despite growth in Denmark, Netherlands and Sweden.

- In North America turnover regressed by 2.7% to £27.3m, despite good growth in Canada, whilst operating profit at £0.9m was 61.5% lower.

- Turnover in Asia Pacific and Africa fell by 4.4% to £4.7m with operating profit 39.4% lower at £0.8m, good growth in South Africa being negated by a significant reduction in Australia.

Conferencing turnover at £43.7m was 4.3% ahead, although operating profit declined by 6.2% to £12.1m due to continuing softness in weekend bookings, higher margin discretionary spend and pricing in some of the quieter periods. The business continues to attract long-term contract interest from "blue chip" companies.

Parcels Delivery

Turnover grew by 9.7% to £109.6m, the UK representing £109.1m of the total. Operating profit, however, increased by 1.5% to £13.6m, the previously reported mix issues continuing.

Geographical Commentary – Continuing Operations

(at constant 2003 average exchange rates).

UK turnover grew by 1.2% to £603.4m with operating profit down by 15.1% to £93.1m.

Continental Europe turnover was up by 3.9% at £411.4m with operating profit declining by 2.5% to £82.4m.

North America turnover increased by 4.3% to £140.9m with operating profit 21.8% lower at £6.1m.

Asia Pacific and Africa turnover at £66.3m was up by 1.4% although operating profit regressed by 7.6%m to £21.8m.

Other Items

Currency. Losses on exchange in continuing businesses, compared to constant 2003 average exchange rates, were £21.5m on turnover (including Europe £8.2m, USA £10.8m) and £2.3m on profit before tax (including Europe £1.7m, USA £0.5m).

Contract Portfolio. To facilitate greater transparency, for the first time, unaudited pro-forma management information in respect of the annualised value of the contract portfolio of continuing businesses and net gain thereon of £24.6m for the first half of 2004 are shown as Appendix 1 at the end of this release.

Interest expense (net of the £3.5m receivable on the Ashtead convertible loan note) at £21.4m was 13% lower than 2003, benefiting from a combination of ongoing cash flow and low interest rates, hedged on a short-term basis. Given the high proportion of net debt in sterling denomination and the recent progressive increases in the UK base rate, the net interest charge in the second half (assuming no further acquisitions, disposals or share buy-backs but after continuing Ashtead interest) is likely to be in the range of £28.5m to £29.5m compared to £22.4m in the second half of 2003.

Net Debt at 30th June 2004 was £1,186.5m, representing a reduction of £21.4m compared to 31st December 2003. At the end of July Standard and Poors reconfirmed a credit rating of BBB+ with a stable outlook.

Tax The profit and loss account tax rate was 26.5% compared to 27.3% for the first half of 2003 and 26.5% for 2003 as a whole. A rate within the range of 26% to 28% is seen as sustainable for the foreseeable future.

Acquisitions Eight bolt-on acquisitions, with aggregate annualised turnover of c. £8.0m, were made in Hygiene, Security and Tropical Plants, in UK, Continental Europe, North America and Asia Pacific at a total cost of £15.9m. These contributed £1.5m to turnover in the first half of 2004 and £0.2m to profit before tax.

Disposals Two under-performing businesses within the North America Facilities Management activity were sold during the first half of 2004, these businesses having produced turnover and a loss before tax for the full year 2003 of £40.3m and £0.5m respectively.

Ashtead resumed the payment of interest on a current basis in April 2004. We continue to closely monitor developments at Ashtead and there is no intention to reduce the carrying value of the loan note and accrued interest totalling £143.2m.

<u>Pensions</u> As previously anticipated, the company recommended cash contributions to the UK defined benefit scheme with a payment of £6.8m in March 2004. It is currently the intention to pay a further c. £10.0m in March 2005. Contributions thereafter will be determined by the outcome of the March 2005 triennial revaluation which, whilst not quantifiable at this stage, is likely to show a significant increase.

<u>International Financial Reporting Standards</u> In conjunction with our auditors, PricewaterhouseCoopers, the company continues to make good progress in planning for the introduction of IFRS with effect from 1st January 2005.

<u>Prospects for 2004</u> The Board reaffirms the previous statements that profit before tax for the year 2004, at constant average 2003 exchange rates, should be not less than £350m.

For further information:-

B D McGowan, Chairman	01342 833022
R C Payne, Finance Director	
C D Grimaldi, Corporate Affairs Director	
John Sunnucks, Brunswick Group LLP	020 7404 5959
Jonathan Rhodes, Brunswick Group LLP	
Alex Mackey, Catallus Consulting	07773 787458

www.rentokil-initial.com

PRO-FORMA ANNUALISED VALUE OF CONTRACT PORTFOLIO OF CONTINUING BUSINESSES

£m at constant 2003 average exchange rates	1.1.04	New Business	Terminations	Net Additions/ Reductions (note 1)	Acquisitions	30.6.04
Hygiene Services	726.5	41.1	(41.0)	6.8	3.3	736.7
Pest Control	179.8	16.6	(17.5)	3.2	0.3	182.4
Total Hygiene	906.3	57.7	(58.5)	10.0	3.6	919.1
Electronic	81.5	4.0	(3.5)	2.6	2.5	87.1
Manned Guarding	314.2	24.7	(25.6)	1.7	-	315.0
Total Security	395.7	28.7	(29.1)	4.3	2.5	402.1
Facilities Management Services	380.1	28.8	(29.7)	5.5	-	384.7
Tropical Plants	91.7	5.4	(7.3)	2.0	0.5	92.3
Conferencing	35.8	-	(0.1)	0.3	-	36.0
Total Facilities Management	507.6	34.2	(37.1)	7.8	0.5	513.0
TOTAL	1,809.6	120.6	(124.7)	22.1	6.6	1,834.2

Notes:-

1. This represents the net of additions to existing contracts, price increases on existing contracts and reductions to existing contracts.

2. The above include, on a consistent basis, certain estimates where there are regular, variable, elements of revenue contained within the contracts.

3. In addition to the above, a number of the contracts within the contract portfolio generate periodic, ad hoc and/or repeat job work and extras.

SEGMENTAL ANALYSIS

		6 months to 30th June 2004 £m (unaudited)	6 months to 30th June 2003 £m (unaudited)	Year to 31st December 2003 £m (audited)
Business analysis	**Turnover**			
	Continuing operations at 2003 average exchange rates:			
	Hygiene Services	**381.9**	376.3	758.1
	Pest Control	**112.4**	110.7	224.4
	Hygiene	**494.3**	487.0	982.5
	Security	**290.6**	284.0	584.0
	Facilities Management Services	**231.6**	225.9	452.7
	Tropical Plants	**52.2**	54.1	112.6
	Conferencing	**43.7**	41.9	85.8
	Facilities Management	**327.5**	321.9	651.1
	Parcels Delivery	**109.6**	99.9	213.2
	Total continuing operations at 2003 average exchange rates	**1,222.0**	1,192.8	2,430.8
	Exchange	**(21.5)**	-	-
	Continuing operations at reported exchange rates	**1,200.5**	1,192.8	2,430.8
	Discontinued operations	**13.1**	31.1	55.4
	Total as reported (including franchisees and share of associates)	**1,213.6**	1,223.9	2,486.2
	Operating Profit			
	Continuing operations at 2003 average exchange rates:			
	Hygiene Services	**88.5**	103.0	202.6
	Pest Control	**39.4**	41.7	84.8
	Hygiene	**127.9**	144.7	287.4
	Security	**27.0**	27.5	58.1
	Facilities Management Services	**17.9**	19.2	35.6
	Tropical Plants	**4.9**	7.9	17.8
	Conferencing	**12.1**	12.9	26.4
	Facilities Management	**34.9**	40.0	79.8
	Parcels Delivery	**13.6**	13.4	30.9
	Total continuing operations at 2003 average exchange rates	**203.4**	225.6	456.2
	Exchange	**(2.3)**	(0.6)	-
	Continuing operations at reported exchange rates	**201.1**	225.0	456.2
	Discontinued operations	**0.7**	0.1	(0.7)
	Total as reported (including share of associates)	**201.8**	225.1	455.5

SEGMENTAL ANALYSIS

		6 months to 30th June 2004	6 months to 30th June 2003	Year to 31st December 2003
		£m	£m	£m
		(unaudited)	(unaudited)	(audited)
Geographic analysis	**Turnover**			
	Continuing operations at 2003 average exchange rates:			
	United Kingdom	**603.4**	596.3	1,205.4
	Continental Europe	**411.4**	396.0	806.3
	North America	**140.9**	135.1	284.4
	Asia Pacific and Africa	**66.3**	65.4	134.7
	Total continuing operations at 2003 average exchange rates	**1,222.0**	1,192.8	2,430.8
	Exchange	**(21.5)**	-	-
	Continuing operations at reported exchange rates	**1,200.5**	1,192.8	2,430.8
	Discontinued operations	**13.1**	31.1	55.4
	Total as reported (including franchisees and share of associates)	**1,213.6**	1,223.9	2,486.2
	Operating Profit			
	Continuing operations at 2003 average exchange rates:			
	United Kingdom	**93.1**	109.7	219.5
	Continental Europe	**82.4**	84.5	171.1
	North America	**6.1**	7.8	17.2
	Asia Pacific and Africa	**21.8**	23.6	48.4
	Total continuing operations at 2003 average exchange rates	**203.4**	225.6	456.2
	Exchange	**(2.3)**	(0.6)	-
	Continuing operations at reported exchange rates	**201.1**	225.0	456.2
	Discontinued operations	**0.7**	0.1	(0.7)
	Total as reported (including share of associates)	**201.8**	225.1	455.5

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months to 30th June 2004 £m (unaudited)	6 months to 30th June 2003 £m (unaudited)	Year to 31st December 2003 £m (audited)
Turnover (including franchisees and share of associate)			
Continuing operations	**1,199.0**	1,192.8	2,430.8
Acquisitions	**1.5**	-	-
Total continuing operations	**1,200.5**	1,192.8	2,430.8
Discontinued operations	**13.1**	31.1	55.4
Turnover (including franchisees and share of associate)	**1,213.6**	1,223.9	2,486.2
Less:			
Share of turnover of associate (all continuing)	**(9.3)**	(9.2)	(18.7)
Turnover of franchisees (all continuing)	**(47.8)**	(44.8)	(101.2)
Group turnover	**1,156.5**	1,169.9	2,366.3
Operating expenses	**(956.8)**	(946.6)	(1,914.4)
Group operating profit			
Continuing operations	**198.6**	223.2	452.6
Acquisitions	**0.4**	-	-
Continuing operations	**199.0**	223.2	452.6
Discontinued operations	**0.7**	0.1	(0.7)
Group operating profit	**199.7**	223.3	451.9
Share of profit of associates (all continuing)	**2.1**	1.8	3.6
Total operating profit	**201.8**	225.1	455.5
Loss on disposal of businesses	-	-	(11.7)
Profit on ordinary activities before interest	**201.8**	225.1	443.8
Interest payable (net)	**(21.4)**	(24.6)	(47.0)
Profit on ordinary activities before taxation	**180.4**	200.5	396.8
Tax on profit on ordinary activities	**(47.8)**	(54.7)	(105.2)
Profit on ordinary activities after taxation	**132.6**	145.8	291.6
Equity minority interests	**(1.0)**	(0.9)	(1.5)
Profit for the financial period attributable to shareholders	**131.6**	144.9	290.1
Equity dividends	**(34.5)**	(31.3)	(110.1)
Profit retained for the financial period	**97.1**	113.6	180.0
Basic earnings per 1p share	**7.26p**	7.85p	15.83p
Adjusted earnings per 1p share	**7.26p**	7.85p	16.47p
Diluted earnings per 1p share	**7.26p**	7.84p	15.81p
Dividends per 1p share	**1.93p**	1.75p	6.10p
Weighted average number of shares (million)	**1,813**	1,846	1,833
Number of shares in issue at period end (million)	**1,810**	1,830	1,824

CONSOLIDATED BALANCE SHEET

		At 30th June 2004	At 30th June 2003	At 31st December 2003
		£m	£m restated	£m restated
		(unaudited)	(unaudited)	(audited)
Fixed assets	Intangible assets	**204.1**	197.3	195.7
	Tangible assets	**643.8**	643.6	662.8
	Investments	**11.9**	10.1	11.7
		859.8	851.0	870.2
Current assets	Stocks	**46.4**	49.1	45.2
	Debtors due within one year	**423.7**	474.5	451.8
	Debtors due after one year	**169.2**	178.8	167.6
	Short term deposits and cash	**215.3**	127.5	272.8
		854.6	829.9	937.4
Creditors – amounts falling due within one year	Creditors	**(682.9)**	(707.2)	(754.9)
	Bank and other borrowings	**(119.0)**	(82.6)	(82.9)
		(801.9)	(789.8)	(837.8)
	Net current assets	**52.7**	40.1	99.6
	Total assets less current liabilities	**912.5**	891.1	969.8
Creditors – amounts falling due after more than one year	Creditors	**(11.2)**	(10.3)	(10.4)
	Bank and other borrowings	**(1,282.8)**	(1,347.9)	(1,397.8)
		(1,294.0)	(1,358.2)	(1,408.2)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(177.0)**	(204.1)	(186.2)
	Net liabilities	**(558.5)**	(671.2)	(624.6)
Equity capital and reserves	Called up share capital	**18.1**	18.3	18.2
	Share premium account	**49.5**	47.9	49.2
	Capital redemption reserve	**19.7**	19.5	19.6
	Treasury shares	**(11.1)**	(12.0)	(12.0)
	Other reserves	**8.4**	8.6	8.9
	Profit and loss account	**(650.1)**	(760.4)	(715.0)
	Equity shareholders' funds	**(565.5)**	(678.1)	(631.1)
	Equity minority interests	**7.0**	6.9	6.5
	Capital employed	**(558.5)**	(671.2)	(624.6)

CONSOLIDATED CASH FLOW STATEMENT

		6 months to 30th June 2004 £m (unaudited)	6 months to 30th June 2003 £m (unaudited)	Year to 31st December 2003 £m (audited)
Operating activities	Operating profit	**199.7**	223.3	451.9
	Depreciation charge (net of recovery on disposals)	**79.7**	78.6	157.0
	Net movement in working capital	**(7.9)**	(19.1)	1.4
	Net cash inflow from operating activities	**271.5**	282.8	610.3
Associates' dividends	Dividends received from associates	**0.6**	1.8	1.3
Returns on investments and servicing of finance	Interest received	**30.7**	24.7	49.3
	Interest paid	**(49.6)**	(55.5)	(104.7)
	Interest element of finance lease payments	**(0.9)**	(1.0)	(1.9)
	Dividends paid to minority interests	**(0.4)**	(0.3)	(0.6)
	Net cash outflow from returns on investments and servicing of finance	**(20.2)**	(32.1)	(57.9)
Taxation	Tax paid	**(46.5)**	(50.2)	(111.9)
Capital expenditure and financial investment	Purchase of tangible fixed assets	**(90.0)**	(89.8)	(187.8)
	Less: financed by leases	**4.2**	5.2	13.1
		(85.8)	(84.6)	(174.7)
	Sale of tangible fixed assets	**4.3**	5.6	15.3
	Net cash outflow for capital expenditure and financial investment	**(81.5)**	(79.0)	(159.4)
Acquisitions and disposals	Purchase of companies and businesses	**(14.8)**	(17.7)	(21.2)
	Disposal of companies and businesses	**1.8**	2.1	6.4
	Net cash outflow from acquisitions and disposals	**(13.0)**	(15.6)	(14.8)
Equity dividends paid	Dividends paid to equity shareholders	**(78.7)**	(72.6)	(104.4)
	Net cash inflow before use of liquid resources and financing	**32.2**	35.1	163.2
Management of liquid resources	Movement in short term deposits with banks	**29.0**	118.6	13.0
Financing	Issue of ordinary share capital	**0.3**	1.6	2.9
	Own shares purchased	**(24.2)**	(53.3)	(75.9)
	Net loan movement	**(75.2)**	(56.0)	(9.8)
	Capital element of finance lease payments	**(6.7)**	(6.1)	(12.8)
	Net cash outflow from financing	**(105.8)**	(113.8)	(95.6)
Net cash	**(Decrease)/Increase in net cash in the period**	**(44.6)**	39.9	80.6

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 months to 30th June 2004	6 months to 30th June 2003	Year to 31st December 2003
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)
Profit for the financial period	**131.6**	144.9	290.1
Currency translation adjustments	**(5.5)**	2.9	(3.6)
Total gains recognised in the financial period	**126.1**	147.8	286.5
Prior year adjustment on adoption of amendment to FRS 5	**-**	(15.7)	(15.7)
Total gains recognised since last report	**126.1**	132.1	270.8

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	6 months to 30th June 2004	6 months to 30th June 2003	Year to 31st December 2003
	£m	£m restated	£m restated
	(unaudited)	(unaudited)	(audited)
Profit for the financial period	**131.6**	144.9	290.1
Equity dividends	**(34.5)**	(31.3)	(110.1)
Profit retained for the financial period	**97.1**	113.6	180.0
New share capital issued	**0.3**	1.6	2.9
Own shares purchased	**(24.2)**	(59.6)	(73.1)
Negative goodwill written back on disposals	**(3.0)**	(1.0)	(1.7)
Deferred share awards and share options exercised	**0.9**	-	-
Other recognised gains and (losses) in the financial period	**(5.5)**	2.9	(3.6)
Net change in equity shareholders' funds	**65.6**	57.5	104.5
Equity shareholders' funds at 1st January	**(631.1)**	(723.6)	(723.6)
Prior year adjustment on adoption of UITF 38	**-**	(12.0)	(12.0)
	(631.1)	(735.6)	(735.6)
Equity shareholders' funds at end of period	**(565.5)**	(678.1)	(631.1)

RECONCILIATON OF MOVEMENT IN NET DEBT

	6 months to 30th June 2004	6 months to 30th June 2003	Year to 31st December 2003
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)
Opening net debt	**(1,207.9)**	(1,260.4)	(1,260.4)
Change in net cash in the period	**(44.6)**	39.9	80.6
Acquisitions	**(0.4)**	(2.5)	(2.5)
Disposals	**2.7**	0.8	1.0
Movement in deposits and loans	**46.2**	(62.6)	(3.2)
Finance lease movements	**2.5**	0.9	(0.3)
Currency translation adjustments	**15.0**	(19.1)	(23.1)
Closing net debt	**(1,186.5)**	(1,303.0)	(1,207.9)

NOTES

1. The profit and loss accounts and cash flow statements for the half years to 30th June 2003 and 2004 and for the year to 31st December 2003, have been translated at average exchange rates for the relevant periods. Balance sheets have been translated at period end exchange rates. The results of continuing operations within the segmental statements and commentaries have been translated at 2003 average exchange rates for all three periods.

2. The financial information has been prepared on the basis of the accounting policies set out in the 2003 Annual Report. Full year 2003 figures are taken from the accounts filed with the Registrar of Companies. The results for the six months to 30th June 2004 and 30th June 2003 have not been audited but have been reviewed by PricewaterhouseCoopers, the company's auditors.

3. The prior year adjustment represents amounts transferred to shareholders' funds in respect of own shares held in the Rentokil Initial Employee Share Trust to satisfy obligations under the Rentokil Initial share option schemes. These shares were originally carried at cost as part of fixed assets investments and have been reclassified as Treasury Shares and transferred to shareholders' funds in accordance with UITF 38 which was published in December 2003 and effective for accounting periods ending on or after 22nd June 2004. The June 2003 and December 2003 balance sheets have been restated accordingly.

   As already noted in the 2003 Annual Report, the group adopted Application Note G for the year ended 31st December 2003, which resulted in a prior year adjustment being made in the 2003 accounts. The 30th June 2003 balance sheet has been restated to reflect the same prior year adjustment, resulting in an increase in creditors of £18.5m and a decrease in deferred taxation of £2.8m, with a corresponding reduction in shareholders' funds.

   Also referred to in the 2003 Annual Report was the reclassification of the Ashtead loan note from investments to debtors due after more than one year. The June 2003 balance sheet has also been restated to reflect the same treatment.

4. Tax comprises UK Corporation Tax (less double taxation relief) £15.0m (2003: £20.3m) and overseas tax £32.8m (2003: £34.4m).

5. Interim dividend to be paid on 29th October 2004 to shareholders on the register on 1st October 2004.

6. The financial information in this statement does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

7. Copies of the interim report will be dispatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

INDEPENDENT REVIEW REPORT TO RENTOKIL INITIAL PLC

Introduction

We have been instructed by the company to review the financial information which comprises a summarised profit and loss account, a statement of total gains and losses, summarised balance sheet information as at 30th June 2004, a summarised cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent mis-statements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
WC2N 6RH
26th August 2004